FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

Consolidated synthetic map of the remote voting procedure for the Special Meeting of the Holders of Preferred Shares to be held on December 30th, 2019

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”), pursuant to §3° of Article 21-W of CVM Instruction No. 481, of December 17, 2009, as amended, announces to its shareholders and the market the synthetic map of distance voting containing (i) the voting instructions provided in the synthetic map sent by the bookkeeping agent, Itaú Corretora de Valores S.A. (“Itaú”), containing the voting instructions sent by shareholders to the custody agent, central securities depository and Itaú, according to the information disclosed on December 26th, 2019, with (ii) the voting instructions sent directly to the Company (“Consolidated Synthetic Map”). The information contained in the Consolidated Synthetic Map is attached hereto.

São Paulo, December 27th, 2019.

Isabela Cadenassi

Investor Relations Officer

SCHEDULE

Summary of distance voting

Special Meeting of the Holders of Preferred Shares – 12/30/2019 at 3.00 p.m.

Resolution No.	Description of the Resolution	Resolution vote	No. of shares
1	Ratify the conversion of all preferred shares issued by the Company into common shares, in the proportion of one common share to each preferred share as required for the migration of the Company to the Novo Mercado, a special listing segment of B3 S.A – Brasil, Bolsa, Balcão (“B3”).	Approve	66,612,633
		Reject	-
		Abstain	656,500
2	Should a second call for the Special Meeting be necessary, the voting instructions contained in this Ballot may also be considered in the event of a Special Meeting held upon second call?	Yes	63,599,334
		No	3,013,299
		Abstain	656,500

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 27, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.